SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b),(c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 2)*

GENERAL MOTORS COMPANY
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

37045V100
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☒  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 37045V100	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS
Canada Development Investment Corporation (see Item 2(a))
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒
3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Canada

	5	SOLE VOTING POWER:
		0
Number of	6	SHARED VOTING POWER:
Shares
Beneficially		110,084,746
Owned by	7	SOLE DISPOSITIVE POWER:
Each Reporting
Person With		110,084,746
	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

110,084,746
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

6.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No. 37045V100	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS
Canada GEN Investment Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒
3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Canada

	5	SOLE VOTING POWER:
		0
Number of	6	SHARED VOTING POWER:
Shares
Beneficially		110,084,746
Owned by	7	SOLE DISPOSITIVE POWER:
Each Reporting
Person With		110,084,746
	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

110,084,746
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

6.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No. 37045V100	Page 4 of 7 Pages

Item 1(a).	Name of Issuer

General Motors Company (the “Company”)

Item 1(b).	Address of Issuer’s Principal Executive Offices

300 Renaissance Center
Detroit, Michigan 48265-3000

Item 2(a).	Name of Person Filing

Canada Development Investment Corporation (“CDEV”)
Canada GEN Investment Corporation (“Canada GEN”)

Canada GEN is a wholly-owned subsidiary of CDEV and the direct owner and record holder of the reported securities. CDEV is an indirect beneficial owner of the reported securities. CDEV is a Canadian federal Crown corporation, meaning that it is a business corporation established under the Canada Business Corporations Act, owned by the federal Government of Canada (“Government of Canada”).

Item 2(b).	Address of Principal Business Office or, if none, Residence

(i)	Canada Development Investment Corporation
1240 Bay Street, Suite 302
Toronto, Ontario M5R 2A7

(ii)	Canada GEN Investment Corporation
1240 Bay Street, Suite 302
Toronto, Ontario M5R 2A7

Item 2(c).	Citizenship

Canada

Item 2(d).	Title of Class of Securities

Common Stock, $0.01 par value per share (“Common Stock”)

Item 2(e).	CUSIP Number

37045V100

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

(a)

Amount Beneficially Owned:

Canada GEN is the direct owner and record holder of 110,084,746 shares of Common Stock. CDEV is the sole shareholder of Canada GEN and may be deemed to have beneficial ownership of the Common Stock owned by Canada GEN.

CUSIP No. 37045V100	Page 5 of 7 Pages

(b)	Percent of Class: See Item 11 on pages 2 and 3.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

See Item 5 on pages 2 and 3.

(ii)	shared power to vote or to direct the vote:

See Item 6 on pages 2 and 3.

(iii)	sole power to dispose or to direct the disposition of:

See Item 7 on pages 2 and 3.

(iv)	shared power to dispose or to direct the disposition of:

See Item 8 on pages 2 and 3.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Pursuant to an arrangement between the Government of Canada and the Province of Ontario, the Government of Canada has committed to provide the Province of Ontario with one-third of the net proceeds from the sale of any Common Stock held by Canada GEN and one-third of any dividends received by Canada GEN, less certain costs.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Canada GEN is a party to a Stockholders Agreement (the “Stockholders Agreement”), dated as of October 15, 2009, by and among the Company, the United States Department of the Treasury (“UST”), 7176384 Canada Inc. (now known as Canada GEN), UAW Retiree Medical Benefits Trust (“VEBA”) and, solely for the purposes of Section 6.20 thereof, General Motors LLC. The Stockholders Agreement is filed as Exhibit 10.8 to the Company’s current Report on Form 8-K (File No. 333-160471) filed with the Securities and Exchange Commission (“SEC”) on November 16, 2009.

The Stockholders Agreement obligates Canada GEN to vote in favor of VEBA’s nominee to the board of directors of the Company for so long as VEBA holds at least 50% of the shares of Common Stock it held in its initial investment in the Company.

The Stockholders Agreement also prohibits Canada GEN and VEBA from transferring all or any portion of their Common Stock without the consent of the Company’s board of directors to either (i) any person or group who would thereafter beneficially own more than 10% of the Common Stock, or (ii) any automotive vehicle manufacturer or affiliate thereof.

CUSIP No. 37045V100	Page 6 of 7 Pages

Canada GEN and VEBA (based on VEBA’s Form 4 filings with the SEC) collectively have beneficial ownership of 250,234,746 shares of Common Stock. This represents 15.7% of the outstanding Common Stock based on a total of 1,589,788,282 shares of Common Stock outstanding. The Common Stock ownership reported by Canada GEN does not include any Common Stock owned by the other parties to the Stockholders Agreement, except to the extent already disclosed in this Schedule 13G.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

CUSIP No. 37045V100	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2014	CANADA GEN INVESTMENT CORPORATION

	By:	/s/ Michael Carter
Name: Michael Carter
Title: President

CANADA DEVELOPMENT INVESTMENT CORPORATION

	By:	/s/ Michael Carter
Name: Michael Carter
Title: Executive Vice-President